Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the three and nine months ended September 30, 2015 and 2014

WESTPORT INNOVATIONS INC.
Condensed Consolidated Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	September 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$41,366	$93,282
Short-term investments	691	723
Accounts receivable (note 3)	37,718	46,849
Inventories (note 4)	33,147	41,824
Prepaid expenses	4,661	4,641
Current portion of deferred income tax assets	2,841	3,556
	120,424	190,875
Long-term investments (note 5)	28,312	33,324
Other assets	2,642	3,819
Property, plant and equipment (note 7)	46,256	58,134
Intangible assets (note 8)	23,718	27,920
Deferred income tax assets	299	271
Goodwill (note 9)	3,104	23,352
	224,755	337,695
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	46,204	55,502
Current portion of deferred revenue	1,924	1,782
Current portion of deferred income tax liabilities	183	398
Current portion of long-term debt (note 11)	13,651	18,955
Current portion of warranty liability (note 12)	6,773	9,696
	68,735	86,333
Warranty liability (note 12)	10,472	13,413
Long-term debt (note 11)	52,543	59,587
Deferred revenue	1,970	3,795
Deferred income tax liabilities	3,996	4,954
Other long-term liabilities	1,401	1,605
	139,117	169,687
Shareholders’ equity:
Share capital (note 13):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
64,197,763 (2014 - 63,480,722) common shares	936,293	930,857
Other equity instruments	13,973	7,767
Additional paid in capital	9,837	9,837
Accumulated deficit	(840,037)	(764,960)
Accumulated other comprehensive loss	(34,428)	(15,493)
	85,638	168,008
Commitments and contingencies (note 15)
	$224,755	$337,695
See accompanying notes to the condensed consolidated financial statements.

Approved on behalf of the Board:

“Douglas R. King”	Director	“Jill Bodkin”	Director

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Product revenue	$21,321	$22,844	$72,855	$89,432
Service and other revenue	1,006	2,457	5,340	13,742
	22,327	25,301	78,195	103,174
Cost of revenue and expenses:
Cost of product revenue (note 4)	21,026	17,332	61,733	69,332
Research and development	12,702	17,602	38,939	57,303
General and administrative	9,948	10,203	26,949	30,915
Sales and marketing	4,003	5,380	12,876	19,043
Foreign exchange gain	(7,951)	(2,179)	(12,000)	(2,544)
Depreciation and amortization	3,313	4,651	10,395	13,567
Bank charges, interest and other	66	100	257	322
Property, plant and equipment impairment (note 7)	—	—	3,419	—
Goodwill impairment (note 9)	18,707	—	18,707	325
	61,814	53,089	161,275	188,263
Loss from operations	(39,487)	(27,788)	(83,080)	(85,089)
Income from investments accounted for by the equity method	3,571	2,135	13,412	2,820
Interest on long-term debt and amortization of discount	(1,400)	(1,650)	(4,358)	(3,853)
Interest and other income	108	1,082	219	1,015
Loss before income taxes	(37,208)	(26,221)	(73,807)	(85,107)
Income tax expense (recovery)	176	(745)	1,270	(409)
Net loss for the period	$(37,384)	$(25,476)	$(75,077)	$(84,698)
Other comprehensive loss:
Cumulative translation adjustment	(8,114)	(8,163)	(18,935)	(10,288)
Comprehensive loss	$(45,498)	$(33,639)	$(94,012)	$(94,986)
Loss per share:
Basic and diluted	$(0.58)	$(0.40)	$(1.17)	$(1.34)
Weighted average common shares outstanding:
Basic and diluted	64,184,991	63,142,874	64,052,696	63,051,893

See accompanying notes to the condensed consolidated financial statements.

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and nine months ended September 30, 2015 and September 30, 2014

	Common			Additional		Accumulated other	Total
	shares	Share	Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	capital	instruments	capital	deficit	loss	equity
January 1, 2014	62,733,762	$916,497	$13,834	$8,205	$(615,342)	$(292)	$322,902
Issue of common shares on exercise of stock options	43,071	374	—	(132)	—	—	242
Issue of common shares on exercise of share units	304,731	6,872	(6,872)	—	—	—	—
Issuance of common shares in connection with acquisition	94,914	3,182	(3,182)	—	—	—	—
Stock-based compensation	—	—	7,147	1,327	—	—	8,474
Net loss for the period	—	—	—	—	(84,700)	—	(84,700)
Other comprehensive loss	—	—	—	—	—	(10,288)	(10,288)
September 30, 2014	63,176,478	$926,925	$10,927	$9,400	$(700,042)	$(10,580)	$236,630

January 1, 2015	63,480,722	930,857	7,767	9,837	(764,960)	(15,493)	168,008
Issue of common shares on exercise of share units	391,968	4,274	(4,274)	—	—	—	—
Issue of common shares in connection with acquisition	325,073	1,162	—	—	—	—	1,162
Stock-based compensation	—	—	10,480	—	—	—	10,480
Net loss for the period	—	—	—	—	(75,077)	—	(75,077)
Other comprehensive loss	—	—	—	—	—	(18,935)	(18,935)
September 30, 2015	64,197,763	$936,293	$13,973	$9,837	$(840,037)	$(34,428)	$85,638

See accompanying notes to the condensed consolidated financial statements.

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Cash flows from (used in) operating activities:
Loss for the period	$(37,384)	$(25,476)	$(75,077)	$(84,698)
Items not involving cash:
Depreciation and amortization	3,313	4,651	10,395	13,567
Stock-based compensation expense	3,296	997	11,266	9,053
Unrealized foreign exchange gain	(7,951)	(2,179)	(12,000)	(2,544)
Deferred income tax (recovery) expense	(243)	(816)	4	(998)
Income from investments accounted for by the equity method	(3,571)	(2,135)	(13,412)	(2,820)
Amortization of long-term debt discount	216	500	658	1,376
Property, plant and equipment impairment	—	—	3,419	—
Goodwill impairment	18,707	—	18,707	325
Inventory write-downs to net realizable value	5,498	—	7,816	—
Change in fair value of derivative liability and bad debt expense	440	(850)	810	(152)
Changes in non-cash operating working capital:
Accounts receivable	5,095	8,434	5,497	7,989
Inventories	(1,358)	(6,305)	(1,083)	(3,934)
Prepaid expenses	1,177	(1,755)	(360)	(6,214)
Accounts payable and accrued liabilities	(1,988)	(6,503)	(6,308)	(6,931)
Deferred revenue	(371)	11	(1,022)	(4,097)
Warranty liability	51	49	(3,975)	(3,329)
	(15,073)	(31,377)	(54,665)	(83,407)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(2,515)	(1,511)	(4,220)	(6,324)
Maturity of short-term investments	—	20,356	—	29,982
Acquisitions, net of acquired cash (note 18)	(787)	—	(787)	—
Dividends received from joint ventures	3,390	—	15,138	2,626
	88	18,845	10,131	26,284
Cash flows from (used in) financing activities:
Proceeds from stock options exercised	—	211	—	243
Repayment of long term facilities	(4,181)	(3,409)	(6,928)	(5,635)
Issuance of long term debt	1,642	—	3,984	17,797
Financing costs incurred	—	—	—	(2,033)
	(2,539)	(3,198)	(2,944)	10,372
Effect of foreign exchange on cash and cash equivalents	(1,047)	(2,660)	(4,438)	(2,347)
(Decrease) in cash and cash equivalents	(18,571)	(18,390)	(51,916)	(49,098)
Cash and cash equivalents, beginning of period	59,937	147,805	93,282	178,513
Cash and cash equivalents, end of period	$41,366	$129,415	$41,366	$129,415

See accompanying notes to the condensed consolidated financial statements.

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Cash Flows (continued) (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Supplementary information:
Interest paid	$2,103	$2,708	$4,447	$4,586
Taxes paid, net of refunds	290	232	1,064	376
Non-cash transactions:
Shares issued on exercise of performance share units	327	163	4,274	6,872

See accompanying notes to the condensed consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

1. Basis of preparation:

The unaudited condensed consolidated balance sheet as at September 30, 2015, and the unaudited condensed consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the three and nine months ended September 30, 2015 and 2014 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim condensed consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2014 filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheet, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at September 30, 2015 and for all periods presented, have been recorded. The results of operations for the three and nine months ended September 30, 2015 are not necessarily indicative of the results for Westport Innovations Inc.’s (“the Company”) full year.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, Chinese Renminbi (RMB), and Swedish Krona. The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the three months ended September 30,		Average for the nine months ended September 30,
	September 30, 2015	December 31, 2014	2015	2014	2015	2014
Canadian dollar	0.75	0.86	0.76	0.92	0.79	0.91
Australian dollar	0.70	0.82	0.73	0.92	0.76	0.92
Euro	1.12	1.21	1.11	1.32	1.11	1.36
RMB	0.16	0.16	0.16	0.16	0.16	0.16
Swedish Krona	0.12	0.13	0.12	0.14	0.12	0.15

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2. Accounting Changes

(a)    New accounting pronouncements:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. Early adoption would be permitted as of the original effective date in ASU 2014-09 (i.e., annual reporting periods beginning after December 15, 2016, including interim reporting periods within the annual periods).  The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15. Presentation of Financial Statements - Going Concern outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the Presentation of Debt Issuance Costs:

In April 2015, the FASB issued ASU 2015-03, which requires debt issuance costs related to a debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability instead of being presented as an asset. The recognition and measurement guidance for debt issuance costs has not changed. ASU 2015-03 requires retrospective application and represents a change in accounting principle. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted for financial statements that have not been previously issued. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Simplifying the Measurement of Inventory (Topic 330): Inventory

In July 2015, the FASB issued ASU 2015-11, which requires an entity to measure inventory at the lower of cost or net realizable value, which consists of the estimated selling prices in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For public entities, the updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The guidance is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2. Accounting Changes continued:

Simplifying the Accounting for Measurement-Period Adjustments (Topic 805): Business Combinations:

In September 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-16, which replaces the requirement that an acquirer in a business combination account for measurement period adjustments retrospectively with a requirement that an acquirer recognize adjustments to the provisional amounts that are identified during the measurement period in the reporting period in which the adjustments are determined. ASU 2015-16 requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The guidance is to be applied prospectively to adjustments to provisional amounts that occur after the effective date of the guidance, with earlier application permitted for financial statements that have not been issued. Our early adoption of ASU 2015-16 in the third quarter of 2015 did not have a material impact on our condensed consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3. Accounts Receivable:

	September 30, 2015	December 31, 2014
Customer trade receivable	$35,775	$43,256
Due from joint venture (note 14)	367	2,538
Other receivables	3,643	3,307
Income tax receivable	499	499
Allowance for doubtful accounts	(2,566)	(2,751)
	$37,718	$46,849

4. Inventories:

	September 30, 2015	December 31, 2014
Purchased parts	$23,326	$28,227
Work-in-process	4,089	4,879
Finished goods	5,732	8,718
	$33,147	$41,824

During the three and nine months ended September 30, 2015, the Company recognized write-downs to net realizable value of approximately $5,498 (three months ended September 30, 2014 - $0) and $7,816 (nine months ended September 30, 2014 - $0). These writedowns have been recorded in cost of product revenue.

5. Long-term investments:

	September 30, 2015	December 31, 2014
Weichai Westport Inc. (a)	$16,446	$18,791
Cummins Westport Inc. (b)	10,661	13,196
Other equity accounted for investees	1,205	1,337
	$28,312	$33,324

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5. Long-term investments (continued):

(a)   Weichai Westport Inc.:

The Company has a 35% equity interest in Weichai Westport Inc. (“WWI”), a joint venture with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. For the three and nine months ended September 30, 2015, the Company recognized its share of WWI’s income of $143 (three months ended September 30, 2014 - income of $1,206) and income of $587 (nine months ended September 30, 2014 and income of $2,403), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI at 100% as of and for the periods presented are as follows:

	September 30, 2015	December 31, 2014
Current assets:
Cash and cash equivalents	$5,264	$11,734
Accounts receivable	55,776	72,121
Inventory	51,159	83,594
Other current assets	1,373	1,249
Long-term assets:
Property, plant and equipment	6,725	5,736
Deferred income tax assets	7,626	7,781
Total assets	$127,923	$182,215
Current liabilities:
Accounts payable and accrued liabilities	$74,052	$128,838
Total liabilities	$74,052	$128,838

	Three months ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Product revenue	$33,586	$179,259	$131,370	$425,690
Cost of revenue and expenses:
Cost of product revenue	29,951	170,394	116,305	401,693
Operating expenses	3,152	4,812	13,082	15,921
	33,103	175,206	129,387	417,614
Income before income taxes	483	4,053	1,983	8,076
Income tax expense	74	607	305	1,211
Income for the period	$409	$3,446	$1,678	$6,865

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5. Long-term investments (continued):

(b)   Cummins Westport Inc.:

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and nine months ended September 30, 2015, the Company recognized its share of CWI’s income of $3,451 (three months ended September 30, 2014 - income of $893) and $12,785 (nine months ended September 30, 2014 - income of $458), as income from investment accounted for by the equity method. During the first quarter of 2015, the Company identified adjustments in CWI's estimated 2014 financial results, which primarily related to warranty accrual. The identified adjustments resulted in a cumulative $1,184 understatement of the Company’s income from investments accounted for by the equity method for the year ended December 31, 2014. The Company corrected the amounts related to CWI in the first quarter of 2015, which had the net effect of increasing income from investments accounted for by the equity method by $1,184 for the nine months ended September 30, 2015. The Company did not believe this adjustment was material to its consolidated financial statements for the year ended December 31, 2014 and, therefore, did not restate any prior period amounts. The Company does not believe the adjustment is material to the three and nine months ended September 30, 2015 consolidated interim financial statements.

Assets, liabilities, revenue and expenses of CWI, at 100% are as follows:

	September 30, 2015	December 31, 2014 (1)
Current assets:
Cash and cash equivalents	$110,435	$107,415
Accounts receivable	5,062	11,846
Current portion of deferred income tax assets	20,379	21,507
Other current assets	316	116
Long-term assets:
Property, plant and equipment	1,193	1,294
Deferred income tax assets	29,730	28,851
Total assets	$167,115	$171,029
Current liabilities:
Current portion of warranty liability	$42,441	$48,422
Current portion of deferred revenue	12,300	8,029
Accounts payable and accrued liabilities	11,032	8,297
	65,773	64,748
Long-term liabilities:
Warranty liability	37,609	40,882
Deferred revenue	39,750	34,345
Other long-term liabilities	2,771	2,771
	80,130	77,998
Total liabilities	$145,903	$142,746

(1)    The Company has adjusted the December 31, 2014 information, as previously presented in our 2014 Annual Financial Statement Notes, to reflect the finalized audited financial information of CWI.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5. Long-term investments (continued):

(b)    Cummins Westport Inc. (continued):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Product revenue	$65,469	$58,532	$206,828	$190,790
Parts revenue	16,946	12,042	41,659	39,407
	82,415	70,574	248,487	230,197
Cost of revenue and expenses:
Cost of product and parts revenue	56,772	55,173	171,586	196,776
Research and development	6,817	4,990	21,069	15,277
General and administrative	419	201	951	877
Sales and marketing	5,943	7,661	15,904	16,457
Foreign exchange loss	4	25	37	27
Bank charges, interest and other	265	179	624	619
	70,220	68,229	210,171	230,033
Income from operations	12,195	2,345	38,316	164
Interest and investment income	78	64	304	194
Income before income taxes	12,273	2,409	38,620	358

Income tax expense (recovery):	5,372	623	15,418	(557)
Income for the period	$6,901	$1,786	$23,202	$915

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6. Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI.  Under the new Joint Venture Agreement, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins.  The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	Balance at September 30, 2015		Balance at December 31, 2014
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment	$10,661	$10,661	$13,196	$13,196
Accounts receivable	367	367	2,538	2,538

7. Property, plant and equipment:

		Accumulated	Net book
September 30, 2015	Cost	depreciation	value
Land and buildings	$2,792	$129	$2,663
Computer equipment and software	8,347	7,173	1,174
Furniture and fixtures	5,637	2,174	3,463
Machinery and equipment	73,687	36,965	36,722
Leasehold improvements	11,522	9,288	2,234
	$101,985	$55,729	$46,256

		Accumulated	Net book
December 31, 2014	Cost	depreciation	value
Land and buildings	$3,015	$—	$3,015
Computer equipment and software	9,277	7,063	2,214
Furniture and fixtures	6,194	1,798	4,396
Machinery and equipment	81,933	36,135	45,798
Leasehold improvements	12,460	9,749	2,711
	$112,879	$54,745	$58,134

During the nine months ended September 30, 2015, the Company recorded an impairment charge of $3,419 (nine months ended September 30, 2014 - $0). The impairment was recorded against OrcaTM LNG trailers ("Orcas") which provide in-yard fleets convenient refueling in the absence of a permanent liquefied natural gas ("LNG") solution. The method used to determine fair value was recent sales of Orcas and the impairment charge was recorded in the Westport Operations segment.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

8. Intangible Assets:

		Accumulated	Net book
September 30, 2015	Cost	amortization	value
Patents and trademarks	$17,497	$3,999	$13,498
Technology	5,005	2,616	2,389
Customer contracts	12,389	4,733	7,656
Other intangibles	283	108	175
Total	$35,174	$11,456	$23,718

		Accumulated	Net book
December 31, 2014	Cost	amortization	value
Patents and trademarks	$18,425	$3,445	$14,980
Technology	6,449	3,142	3,307
Customer contracts	13,762	4,163	9,599
Other intangibles	62	28	34
Total	$38,698	$10,778	$27,920

9. Goodwill:

A continuity of goodwill is as follows:

	September 30, 2015	December 31, 2014
Balance, beginning of period:	$23,352	$41,500
Acquisition of Prins PPA (note 18)	—	3,221
Measurement period adjustments (note 18)	149	—
Impairment losses (1)	(18,707)	(18,543)
Impact of foreign exchange changes	(1,690)	(2,826)
Balance, end of period	$3,104	$23,352

(1) Goodwill is subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company's annual assessment date is November 30. However, based on the revenue and operating results of the Italian reporting unit, which is within the Westport Operations segment in the nine months ended September 30, 2015, the decline in the outlook for the remainder of 2015 and future years and the decline in the Company's share price, the Company concluded there were impairment indicators requiring an interim goodwill impairment assessment as of September 30, 2015. Based on the Company's assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill by $18,707 in the Italian reporting unit.

The remaining goodwill of $3,104 relates to the Netherlands reporting unit, which is within the Westport Operations' segment.

An assessment of the carrying value of goodwill was previously conducted as of November 30, 2014. Based on the Company's assessment, it was determined that carrying amount of goodwill exceeded the implied fair value of goodwill by $18,543 in the US reporting unit, which is within the Westport Operations segment for the year ended December 31, 2014.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

10. Accounts payable and accrued liabilities:

	September 30, 2015	December 31, 2014
Trade accounts payable	$37,925	$41,796
Accrued payroll	3,548	5,270
Accrued interest	148	1,237
Income taxes payable	577	580
Other payables	4,006	6,619
	$46,204	$55,502

11. Long-term debt:

	September 30, 2015	December 31, 2014
Subordinated debenture notes (1)	$40,635	$46,491
Senior financing (2)	9,735	15,910
Senior revolving financing (3)	11,238	12,101
Other bank financing	3,657	2,646
Capital lease obligations	929	1,394
	66,194	78,542
Current portion	(13,651)	(18,955)
	$52,543	$59,587

(1) The subordinated debenture notes are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

(2) Senior financing comprises the Emer S.p.A ("Emer") senior financing agreement ("Emer senior financing"), the Prins Autogassystemen Holding B.V ("Prins") senior financing agreement ("Prins senior financing"), and the Prins senior mortgage loan ("Prins senior mortgage loan"). The senior financing agreements bear interest at 3 or 6-month Euribor plus a fixed percentage ranging from 1% to 3.5%.

(3) The senior revolving financing facility relates to EMER and bears interest at 6-month Euribor plus 2.5%. Interest is paid semi-annually.

The principal repayment schedule of the subordinated debenture notes, senior financing agreements, and senior revolving financing are as follows for the period ended September 30, 2015 are as follows:

	Subordinated debenture notes	Emer Senior Financing	Prins Senior Financing	Prins Senior Mortgage Loan	Senior revolving financing	Total
2015	$—	$—	$504	$84	$—	$588
2016	—	3,903	1,849	336	5,619	11,706
2017	40,635	1,043	—	336	5,619	47,633
2018	—	—	—	336	—	336
2019 and thereafter	—	—	—	1,344	—	1,344
	$40,635	$4,946	$2,353	$2,437	$11,238	$61,608

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

12. Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Balance, beginning of period	$18,438	$25,015	$23,109	$28,845
Warranty claims	(1,908)	(2,270)	(7,528)	(6,670)
Warranty accruals	66	908	352	2,150
Impact of foreign exchange changes	649	359	1,312	(313)
Balance, end of period	$17,245	$24,012	$17,245	$24,012
Less: Current portion	(6,773)	(8,903)	(6,773)	(8,903)
Long-term portion	$10,472	$15,109	$10,472	$15,109

13. Share Capital, stock options and other stock-based plans:

During the nine months ended September 30, 2015, the Company issued 717,041 common shares, net of cancellations, upon exercises of share units and in connection with earn out payments stipulated by the total purchase price to acquire Alternative Fuel Vehicle Sweden AB ("AFV") (nine months ended September 30, 2014 – 442,716). The Company issues shares from treasury to satisfy stock option and share unit exercises.

(a)    Share units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the nine months ended September 30, 2015, the Company recognized $11,266 (nine months ended September 30, 2014 - $9,053) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of September 30, 2015, and September 30, 2014 are as follows:

	Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	5,337,873	$10.27	1,200,591	$23.68
Granted	5,457,265	6.78	1,547,231	19.29
Exercised/Vested	(391,968)	13.63	(248,390)	30.38
Forfeited/expired	(759,787)	10.08	(64,844)	24.95
Outstanding, end of period	9,643,383	$6.51	2,434,588	$19.03
Units outstanding and exercisable, end of period	655,074	$10.32	200,314	$11.00

During 2015, 5,457,265 (September 30, 2014 - 1,547,231) share units were granted to employees. This included 2,762,265 Restricted Share Units ("RSUs") (2014 - 490,684) and 2,695,000 Performance Share Units ("PSUs") (2014 - 1,056,547). Values of RSU awards are generally determined based on the fair market value of the underlying Common Share on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for Common Shares, not the date of grant. PSU awards do not have a certain number of Common Shares that will issue over time - it depends on future performance and other conditions tied to the payout of the PSU. The vesting of the 2,695,000 PSU's granted in 2015 is conditional upon Shareholders of Westport approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan. As a result these PSU's are being treated as a liability until this condition is met.

As at September 30, 2015, $32,271 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized over a weighted average period of 2.2 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s stock option awards and share units at nine months ended September 30, 2015 are as follows:

September 30, 2015
CDN$
Share units:
Outstanding	$32,017
Exercisable	2,175

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Research and development	$663	$445	$1,847	$1,607
General and administrative	1,856	691	7,507	5,705
Sales and marketing	777	(139)	1,912	1,741
	$3,296	$997	$11,266	$9,053

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14. Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at September 30, 2015, net amounts due from CWI total $367 (2014 - $2,538). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the cost is incurred.  Cost reimbursements from CWI consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Research and development	$—	$—	$18	$3
General and administrative	206	344	657	1,255
Sales and marketing	1,474	998	3,856	3,741
	$1,680	$1,342	$4,531	$4,999

15. Commitments:

(a)     Contractual Commitments

Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment:

2015	$846
2016	3,347
2017	4,461
2018	4,142
2019 and thereafter	37,849
$50,645

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

(b) Purchase Commitments

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16. Segment information:

During the first quarter of 2015, Westport realigned the structure of the Company's internal organization. The realignment combines our historical operating segments, Westport Applied Technologies, Westport On-Road Systems and Westport Off-Road Systems into a single operating segment, Westport Operations. This change reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Makers (the CEO and the COO “CODMs”). As Westport narrows its focus within certain business units, including its investments in joint ventures, and defers certain products and related programs, the CODMs manage the combined businesses as a whole. Therefore, the Westport Operations segment provides more meaningful information to users of Westport’s financial statements.   Prior period amounts have been adjusted retrospectively to reflect these operating segment changes.

The financial information for the Company’s business segments evaluated by the CODMs includes the results of the CWI and WWI as if it were consolidated, which is consistent with the way Westport manages its business segments. As CWI and WWI are accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

The Company’s business operates in four operating segments:

- Westport Operations designs manufactures and sells compressed natural gas, liquefied natural gas, and liquefied petroleum gas components and systems to over 20 global OEMs, and to aftermarket customers in over 60 countries.

- Corporate and Technology Investments includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;

- CWI serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

The accounting policies for the reportable segments are consistent with those described in the Company's annual consolidated financial statements for the year ended December 31, 2014. The CODMs evaluate segment performance based on gross margin and on the net operating income (loss), which is before income taxes, and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16. Segment information (continued):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenue:
Westport Operations	$21,536	$25,093	$73,608	$99,887
Corporate and technology investments	791	208	4,587	3,287
CWI	82,415	70,574	248,487	230,197
WWI	33,586	179,259	131,370	425,690
Total segment revenues	138,328	275,134	458,052	759,061
Less: equity investees' revenue	(116,001)	(249,833)	(379,857)	(655,887)
Total consolidated revenues	$22,327	$25,301	$78,195	$103,174
Net consolidated operating income (loss) excluding depreciation and amortization, losses on impairments, write-downs and disposals, foreign exchange loss (gain), bank charges and other:
Westport Operations	$(7,046)	$(6,522)	$(12,610)	$(9,418)
Corporate and technology investments	(18,306)	(18,695)	(49,693)	(64,002)
CWI	12,463	2,601	38,977	864
WWI	483	4,053	1,983	8,076
Total segment operating loss	(12,406)	(18,563)	(21,343)	(64,480)
Less: equity investees’ operating income	(12,946)	(6,654)	(40,960)	(8,940)
Net consolidated operating loss excluding depreciation and amortization, losses on impairments, write-downs and disposals, foreign exchange (gain) loss, bank charges and other:	(25,352)	(25,217)	(62,303)	(73,420)
Depreciation and amortization:
Westport Operations	1,565	3,335	5,011	9,693
Corporate and technology investments	1,748	1,316	5,384	3,874

Losses on impairments, write-downs and disposals
Westport Operations	18,707	—	22,125	325
	22,020	4,651	32,520	13,892
Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(47,372)	(29,868)	(94,823)	(87,312)
Foreign exchange (gain) loss, bank charges and other	(7,885)	(2,079)	(11,743)	(2,222)
Loss before undernoted	(39,487)	(27,789)	(83,080)	(85,090)
Interest on long-term debt and other (expenses) income, net	(1,292)	(567)	(4,139)	(2,837)
Income (loss) from investment accounted for by the equity method	3,571	2,135	13,412	2,820
Loss before income taxes	$(37,208)	$(26,221)	$(73,807)	$(85,107)

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16. Segment information (continued):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Total additions to long-lived assets excluding business combinations:
Westport Operations	$1,965	$795	$2,994	$4,564
Corporate and technology investments	550	716	1,226	1,760
	$2,515	$1,511	$4,220	$6,324

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

% of total product revenue and service and other revenue
	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Americas (including United States)	17	36	24	43
Asia (including China)	8	12	9	11
Other (including Italy)	75	52	67	46

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at September 30, 2015, total goodwill of $3,104 (December 31, 2014 - $23,352) was allocated to Westport Operations.

As at September 30, 2015, long-term investments of $27,878 (December 31, 2014 - $32,898) was allocated to the Corporate segment and $434 (December 31, 2014 - $426) was allocated to Westport Operations.

Total assets are allocated as follows:

	September 30, 2015	December 31, 2014
Westport Operations	$162,726	$219,261
Corporate and technology investments	62,029	118,434
CWI	127,693	172,941
WWI	167,115	182,215
	519,563	692,851
Less: equity investees’ total assets	294,808	355,156
Total consolidated assets	$224,755	$337,695

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16. Segment information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

September 30, 2015	Fixed Assets	Intangible Assets	Total
	(in thousands)	(in thousands)	(in thousands)
Italy	7,038	20,704	27,742
Netherlands	3,122	5,438	8,560
Canada	20,703	521	21,224
United States	15,013	—	15,013
Sweden	134	—	134
China	7,431	—	7,431
Australia	733	159	892
	54,174	26,822	80,996
Less: equity investees' long lived assets	7,918	—	7,918
Total consolidated long-lived assets	46,256	26,822	73,078

December 31, 2014	Fixed Assets	Intangible Assets	Total
	(in thousands)	(in thousands)	(in thousands)
Italy	9,084	44,139	53,223
Netherlands	3,729	6,246	9,975
Canada	24,410	673	25,083
United States	20,386	—	20,386
Sweden	208	—	208
China	6,329	—	6,329
Australia	1,018	214	1,232
	65,164	51,272	116,436
Less: equity investees' long lived assets	7,030	—	7,030
Total consolidated long-lived assets	58,134	51,272	109,406

17. Financial Instruments:

(a)     Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  As at September 30, 2015, the Company has $42,057 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at September 30, 2015:

Westport Innovations Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17.    Financial instruments:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$46,204	$46,204	$46,204	$—	$—	$—
Unsecured subordinated debentures (1)	40,635	44,930	3,710	41,220	—	—
Senior financing (1)	9,735	10,251	6,503	2,299	693	756
Senior revolving financing (1)	11,238	11,762	5,893	5,869	—	—
Other bank financing	3,657	4,163	1,573	297	145	2,148
Capital lease obligations	929	994	434	526	34	—
Operating lease commitments	—	50,645	3,356	8,405	8,505	30,379
	$112,398	$168,948	$67,673	$58,616	$9,377	$33,283

(1) Includes interest at rates disclosed in note 11.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 11) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 11) approximates their fair values as at September 30, 2015, as the interest rates on the debt is floating and therefore approximates the market rates of interest.  The Company’s credit spread also has not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at September 30, 2015, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Note 18. Business Combinations

(a)    Acquisition of Prins Autogassystemen Holding B.V.

On December 2, 2014 ("the acquisition date"), the Company acquired 100% of the outstanding shares of Prins Autogassystemen Holding B.V. ("Prins") for a base purchase price of EUR 12,200 ($15,017). The Company paid cash of EUR 2,500 ($3,112) and assumed debt of EUR 9,700 ($11,905). The results of Prins's consolidated operations have been included since December 2, 2014. Prins is a world leader in the development of alternative fuel systems and provides cost-effective and innovative solutions for a wide range of engine types.

The Company recognized $342 of acquisition related costs in General and Administrative expense under the Corporate and Technology Investments segment during the year ended December 31, 2014.

The estimated fair values of assets acquired and liabilities assumed were provisional at December 31, 2014 and were based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. The Company believed that information provided a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but the Company was waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected were subject to change and such changes could be significant. The Company expected to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

During the three months ended September 30, 2015, the Company finalized the allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on it estimates of their fair values on the acquisition date. The measurement period adjustments to goodwill for the Prins acquisition were primarily due to a settlement agreement reached with the sellers during the third quarter of 2015 for working capital disputes related to the acquisition. The Company received a cash settlement of EUR 700 ($787) from the sellers, which contributed to the purchase price of Prins being revised to EUR 11,500 ($14,230). The fair values of acquired assets and liabilities were revised from the estimated values filed on Form 40-F/A on October 15, 2015 as a result of the Company’s finalizing the valuation of the acquired assets and assumed liabilities. Goodwill increased by $149, while current assets decreased by $791 and current liabilities increased by $145. There was no effect on current period earnings as a result of the changes to the provisional amounts recognized.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Note 18. Business Combinations (continued):

The following table summarizes the final allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition, as well as the adjustments made during the measurement period.

	Preliminary Purchase Price Allocation	Measurement Period Adjustments	Final Purchase Price Allocation
Consideration allocated to:
Other tangible assets	$13,138	$(791)	$12,347
Property, plant and equipment	3,824	—	3,824
Intangible assets subject to amortization over 5 years	3,024	—	3,024
Goodwill	3,221	149	3,221
Total assets acquired	$23,207	$(642)	$22,565

Less:
Current liabilities	$7,211	$145	$7,356
Deferred income tax liabilities	979	—	979
Debt assumed	11,905	—	11,905
	$20,095	$145	$20,240

Total net assets acquired	$3,112	$(787)	$2,325

Consideration:
Paid to sellers	$3,112	$(787)	$2,325